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STEPHEN FERRARA stephen.ferrara@dechert.com +1 617 728 7134 Direct +1 617 275 8418 Fax

February 5, 2014

Valerie Lithotomos

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Russell Investment Company (SEC File No. 811-3153), Russell Investment Funds (SEC File No. 811-5371) and Russell Exchange Traded Funds Trust (SEC File No. 811-22320); Schedule 14A Proxy Statement Filed January 10, 2014.

Dear Ms. Lithotomos:

Pursuant to your request, this letter responds to comments you provided to me in a telephonic discussion on January 17, 2014 regarding the Preliminary Proxy Statement (“Proxy Statement”) for Russell Investment Company (“RIC”), Russell Investment Funds (“RIF”) and Russell Exchange Traded Funds Trust (“RET”, and collectively with RIC and RIF, the “Registrants”) pursuant to Section 14(a) of the Securities Exchange Act of 1934 filed with the Securities and Exchange Commission as of January 10, 2014. Summaries of the comments, and our responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Proxy Statement unless otherwise indicated.

1.	Comment:	Please supplementally confirm whether there is any current intention to change the investment objective of any Proposal 2 Fund.

	Response:	RIC confirms that there is no current intention to change the investment objective of any Proposal 2 Fund.

2.	Comment:	Please supplementally clarify what constitutes “reasonable notice” to shareholders in the event of a change to the non-fundamental investment objective of any Proposal 2 Fund subsequent to the approval of the Proposed Reclassifications.

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	Response:	In accordance with current practice regarding notice to shareholders, subsequent to the approval of the Proposed Reclassifications, RIC will endeavor to provide shareholders with between forty-five (45) and sixty (60) days advance notice of a change to the non-fundamental investment objective of any Proposal 2 Fund. RIC confirms that in no event will such notice be provided to shareholders less than thirty (30) days in advance of any such change.

3.	Comment:	Please supplementally clarify whether Proposal 1 will fill any current vacancies on the Board.

	Response:	The Registrants confirm that Proposal 1 will not fill any current vacancies on the Board.

4.	Comment:	Please confirm that any missing or incomplete information will be included in the Definitive Proxy Statement.

	Response:	The Registrants confirm that any missing or incomplete information will be included in the Definitive Proxy Statement.

5.	Comment:	Please rephrase the disclosure describing the consequences to shareholders if they do not approve the Proposed Reclassifications to reduce the emphasis on the concept that obtaining shareholder approval for investment objective changes in the future will likely involve significant delays and costs.

	Response:	The requested change has been made.

6.	Comment:	Please add disclosure emphasizing that by approving the Proposed Reclassifications, the shareholders are authorizing the Board to change the investment objective of a Proposal 2 Fund to an investment objective that is not yet known.

	Response:	RIC respectfully declines to provide additional disclosure emphasizing that by approving the Proposed Reclassifications, the shareholders are authorizing the Board to change the investment objective of a Proposal 2 Fund to an investment objective that is not yet known. RIC notes that, as disclosed in the Proxy Statement,

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shareholders will receive “reasonable notice” of any future change of a Proposal 2 Fund’s investment objective. As a result, RIC believes that such notice will provide shareholders with sufficient advance notice to make an informed decision regarding whether to remain invested in the Proposal 2 Fund prior to the effectiveness of any change and no changes to the Proxy Statement have been made in response to this comment.

7.	Comment:	Please supplementally confirm that any significant updates regarding the derivative lawsuit filed by Fred McClure against Russell Investment Management Company on behalf of ten (10) Russell Funds (the “McClure Litigation”) will be communicated to shareholders.

	Response:	The Registrants confirm that any significant updates to the McClure Litigation will be communicated to shareholders in the ordinary course of updating the Funds’ registration statements and other shareholder disclosure documents.

8.	Comment:	Please file the Tandy representations via EDGAR correspondence in regard to this Proxy Statement.

	Response:	The requested actions will be taken.

Sincerely,

Stephen Ferrara

SRF